April 19, 2011

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Dear Sirs:

As of today it came to our attention that we have filed our annual MD&A for the year ended December 31, 2010 with the incorrect date of March 24, 2011 instead of March 25, 2011.  Due to this we are filing the correct MD&A of March 25, 2011.

Sincerely,

“Dione Bitzer”

Dione Bitzer

Controller